UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period ended June 30, 2006

Commission File Number: 001-32570

ENTRÉE GOLD INC.

________________________________________________________________________________________________

1201-1166 Alberni Street Vancouver, British Columbia V6E 3X3

Tel: (604) 687-4777   Fax: (604) 687-4770

(Address of principal executive office)

_________________________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [    ] Form 40-F [ X ]

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Six Months Ended June 30, 2006

(In United States Dollars unless stated otherwise)

1.

INTRODUCTION

This discussion and analysis of financial position and results of operations (“MD&A”) and cash flows of Entrée Gold Inc. (the Company) should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the six months ended June 30, 2006 and the audited consolidated financial statements of the Company for the year ended December 31, 2005. Additional information relating to the Company, including the Company’s Annual Information Form is available on SEDAR at www.sedar.com. The effective date of this MD&A is August 10, 2006.

The annual financial statements have been prepared by the Company in conformity with generally accepted accounting principles in the United States of America (“US GAAP”).

In this MD&A, all dollar amounts are expressed in United States dollars, unless otherwise specified such as “Cdn $” or “C$” for Canadian dollars.  All references to "common shares" refer to the common shares in our capital stock.

As used in this quarterly report, the terms "we", "us", "our", the “Company” and "Entrée" mean Entree Gold Inc. and our wholly-owned Mongolian subsidiary Entrée LLC, unless otherwise indicated.

This MD&A contains forward-looking statements.  These statements relate to future events or our future financial performance.  In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these terms or other comparable terminology.  These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled "Risk Factors” that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Six Months Ended June 30, 2006

(In United States Dollars unless stated otherwise)

2.

OVERVIEW

We are an exploration stage resource company engaged in exploring mineral resource properties.  Our current mineral properties consist of eight mineral exploration licenses granted by the Mineral Resources and Petroleum Authority of Mongolia, a division of the government of Mongolia.  All of these mineral exploration licenses have been registered in the name of our Mongolian subsidiary Entrée LLC.  We have entered into option agreements to acquire additional properties in Mongolia and Arizona, USA (See below).

There is no assurance that a commercially viable mineral deposit exists on any of our properties, and further exploration is required before we can evaluate whether any exist and, if so, whether it would be economically and legally feasible to develop or exploit those resources.  Even if we complete our current exploration program and we are successful in identifying a mineral deposit, we would be required to spend substantial funds on further drilling and engineering studies before we could know whether that mineral deposit will constitute a reserve (a reserve is a commercially viable mineral deposit).

Equity Participation and Earn-In Agreement with Ivanhoe Mines Ltd.

We entered into an arm’s-length Equity Participation and Earn-In Agreement dated October 15, 2004, with Ivanhoe Mines Ltd. (“Ivanhoe”), an unrelated Yukon corporation which owns a mineral exploration property known as Oyu Tolgoi, or 'Turquoise Hill', which is located adjacent to our Lookout Hill property.  This agreement provided that, upon satisfaction of certain conditions, Ivanhoe Mines Ltd. would:

•

subscribe for 4,600,000 units of our company for C$1.00 per unit, with each unit consisting of one common share of our company and one share purchase warrant entitling the holder to purchase one additional common share of our company for a purchase price of C$1.10 for two years from the date of purchase.

•

have the right, during an earn-in period beginning on closing of the subscription for units and ending, at the latest, on the eighth anniversary of that closing date (subject to earlier expiration as specified in the agreement), to earn a participating interest in a mineral exploration and, if warranted, development and mining project to be conducted by Ivanhoe Mines Ltd. on a portion of our company's Lookout Hill property consisting of approximately 40,000 hectares, or approximately 22% of the land area of our Lookout Hill property shown on the map below.  The amount of the participating interest in the project will vary depending on the amount of money that Ivanhoe. expends on the project during the earn-in period, but the agreement provides that Ivanhoe can earn a 51% interest by expending an aggregate of at least $20,000,000 during the earn-in period, a 60% interest by expending an aggregate of at least $27,500,000 during the earn-in period, or a sliding percentage interest, depending on the depth from which minerals are extracted from the project, of between 70% and 80% by expending an aggregate of at least $35,000,000 during the earn-in period.

•

have the right to nominate one member of our Board of Directors until the earlier to occur of (a) the expiration of the earn-in period, or (b) the date upon which Ivanhoe ceases to own at least ten percent (10%) of our issued and outstanding common shares (assuming the exercise by Ivanhoe of all securities convertible into our common shares).

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Six Months Ended June 30, 2006

(In United States Dollars unless stated otherwise)

In addition, the Equity Participation and Earn-In Agreement gives to Ivanhoe a pre-emptive right to such percentage of any offering of securities of our company as will enable them to preserve their ownership percentage in our company.

The portion of our property subject to the Equity Participation and Earn-In Agreement, which is referred to in the agreement as the "Project Property", is shown below:

Entree Gold Inc./Ivanhoe Mines Ltd.
Project Property Boundaries

Togoot
Unexplored
Ring Dyke
Bayan Ovoo
Shivee Tolgoi
Shivee Tolgoi
Zone I / II
Zone III
Copper Flats
West Grid
Hugo Dummett
8,500 hectares
Ivanhoe Mines
Oyu Tolgoi
Javhlant
Legend
Gold Prospects
Copper Prospects
100% Entree Gold Inc.
(138,500 hectares)
Entree - Ivanhoe Project Property
(~40,000 hectares)
Oyu Tolgoi Mining Licence
N
0
10
kilometres

We closed the private placement described in the Equity Participation and Earn-In Agreement on November 9, 2004, at which time Ivanhoe purchased the 4,600,000 units described above.

We believe that the Equity Participation and Earn-In Agreement represents a significant milestone in the development of our company.  It has enabled us to raise money that we can use to pursue our exploration activities on the balance of our Lookout Hill property and elsewhere.  It has the potential, depending on how much money Ivanhoe actually expends on the project during the earn-in period, to enable the exploration of that portion of our Lookout Hill property at little or no cost to our company.  Finally, their commitment to explore our property demonstrates that Ivanhoe, an internationally recognized mineral exploration and development company, has sufficient confidence in our company and our Lookout Hill property to invest significant time, money and effort in our future.

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Six Months Ended June 30, 2006

(In United States Dollars unless stated otherwise)

Investment by Rio Tinto plc and Subsequent Investment by Ivanhoe

In June 2005, Rio Tinto plc (one of the world’s largest mining and exploration companies), through its wholly owned subsidiary, Kennecott Canada Exploration Inc (collectively, “Rio Tinto”) completed a private placement into Entrée, whereby they purchased 5,665,730 units at a price of $C2.20 per unit, which consisted of one Entrée common share and two warrants (one “A” warrant and one “B” warrant). Two “A” warrants entitle Rio Tinto to purchase one Entrée common share for C$2.75 within two years; two “B” warrants entitle Rio Tinto to purchase one Entrée common share for C$3.00 within two years. Proceeds from Rio Tinto’s investment were $10,170,207. Ivanhoe exercised its pre-emptive right to maintain proportional ownership of Entrée’s shares and thereby exercised its warrant for 4,600,000 shares at C$1.10, resulting in proceeds to Entrée of $4,069,214. In July Ivanhoe took part in the private placement, purchasing 1,235,489 units, resulting in further proceeds to Entrée of $2,217,209. Rio Tinto purchased an additional 641,191 units of the private placement to maintain proportional ownership, resulting in further proceeds of $1,150,681.

At June 30, 2006, Ivanhoe owned approximately 14.8% of Entrée’s issued and outstanding shares with the potential to hold up to a total of 16.2% upon the exercise of warrants.

At June 30, 2006, Rio Tinto owned approximately 8.9% of Entrée’s issued and outstanding shares with the potential to hold up to a total of 16.4% upon the exercise of warrants.

Ivanhoe is required to vote their shares as our board of directors direct on all matters pertaining to the appointment of directors, the appointment and remuneration of our auditors and all other matters to be submitted to our shareholders except for “extraordinary” matters.  “Extraordinary” matters are matters requiring a special majority (66.33%), the vote of a majority of disinterested shareholders and matters where Ivanhoe is precluded from voting. Should Rio Tinto acquire more than 10% of Entrée’s issued and outstanding shares, the same condition would apply to Rio Tinto.

We believe that the additional investment by Rio Tinto represents a strong endorsement by one of the world’s largest mining companies of Entrée’s management and property holdings. We believe that Entrée is in sound financial condition and well positioned to build upon the value of our company, both in terms of our arrangement with Ivanhoe and our exciting and promising prospects elsewhere. As part of our ongoing strategy, we are also actively seeking quality acquisitions to complement our existing portfolio. In February 2006, Entrée entered into an option agreement to acquire three licenses in northwestern Mongolia, collectively referred to as the Oyut Tolgoi project.  In May 2006, Entrée entered into an option agreement to acquire the Sol Dos prospect in Southeastern Arizona, USA.

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Six Months Ended June 30, 2006

(In United States Dollars unless stated otherwise)

Mineral Resource Estimate

On February 1, 2006, Entrée announced that a new mineral resource estimate prepared by Ivanhoe under the supervision of AMEC Americas Limited (“AMEC”) had delineated an initial inferred resource for the northern extension of the Hugo North deposit (the “Hugo North Extension”) on the Copper Flats area of Entrée’s Shivee Tolgoi property, in Mongolia’s South Gobi region.

This initial Copper Flats inferred resource is estimated to be 190 million tonnes at an average grade of 1.57% copper and 0.53 grams of gold per tonne (g/t) for a copper equivalent grade of 1.91%, at a 0.6% copper equivalent cut-off, comprising approximately 6.6 billion pounds of copper and 3.2 million ounces of gold.

Listing of Common Stock on Other Stock Exchanges

On July 7, 2005, the American Stock Exchange approved the listing of 86,807,154 shares of our common stock. The trading of our shares of common stock commenced on the American Stock Exchange effective July 18, 2005, under the trading symbol “EGI’. On April 24, 2006, Entrée began trading on the Toronto Stock Exchange and discontinued trading on the TSX Venture Exchange.  The trading symbol remains “ETG”. The Company is also traded on the Frankfurt Stock Exchange.

3.

REVIEW OF OPERATIONS

Results of operations are summarized as follows:

Three Month Period Ended June, 30 2006		Six Month Period Ended June, 30 2005	Six Month Period Ended June, 30 2006	Six Month Period Ended June, 30 2005

Mineral property interests, cash	$1,209,454	$1,469,427	$1,633,035	$2,285,744
Escrow shares compensation	-	39,473	-	(435,583)
Stock-based compensation	-	2,337,510	240,393	4,855,564
General and administrative	652,074	343,448	1,115,071	645,247
Depreciation	45,404	24,554	89,859	41,446
Investor relations	154,102	97,279	906,171	145,888
Interest income	(153,510)	(23,339)	(345,229)	(52,931)
Net loss	$1,907,524	$4,288,352	$3,639,300	$7,485,375

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Six Months Ended June 30, 2006

(In United States Dollars unless stated otherwise)

Mineral properties expenditures are summarized as follows:

Three Month Period Ended June, 30 2006		Six Month Period Ended June, 30 2005	Six Month Period Ended June, 30 2006	Six Month Period Ended June, 30 2005

Lookout Hill	$821,251	$1,562,206	$1,109,218	$2,729,996
Manlai	237,661	470,599	389,479	473,806
Khatsavch	-	-	-	17
Oyut Tolgoi	17,659	-	73,086	-
Sol Dos	33,049	-	33,049	-
Other	99,834	-	119,438	-
Total costs	1,209,454	2,032,805	1,724,270	3,203,819
Less stock-based compensation	-	(563,378)	(91,235)	(918,075)
Total expenditures, cash	$1,209,454	$1,469,427	$1,633,035	$2,285,744

A)

EXPLORATION

I)

Ivanhoe Earn-in

Under an “Earn-In Agreement” announced in October 2004, Ivanhoe has the right to earn an interest in approximately 40,000 hectares of Entrée’s Lookout Hill property. By the terms of the agreement, Ivanhoe must spend a minimum of $20,000,000 in order to earn any interest in the mineral rights to the project property and may acquire up to a 70% interest in mineralization above a depth of 560 metres and an 80% interest in mineralization below a depth of 560 metres by spending $35,000,000. Thereafter, Entrée has the right to require Ivanhoe to fund its share of subsequent joint venture costs through to production by debt financing, to be recovered from production cash flow.

Ivanhoe announced its Integrated Development Plan for Oyu Tolgoi in September 2005.  In this study there were several key items that were specific to the potential development of Entrée’s Copper Flats area.  These include:

•

The Hugo North deposit is now recognized as the richest discovery of its kind in history and the gold: copper ratios and overall metal values in the vicinity of the Entrée-Ivanhoe property boundary are the highest in the entire deposit.

•

The extension of the Hugo North deposit onto Copper Flats has now been traced for over 625 metres and remains open to the north and to depth.

•

Ivanhoe has disclosed a targeted resource for current infill drilling at Copper Flats and it is expected that there will be sufficient drill density to estimate an inferred resource by early 2006 for the mineralized system delineated to date.

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Six Months Ended June 30, 2006

(In United States Dollars unless stated otherwise)

•

The continued extension of the high-grade mineralization at Copper Flats could support the development of a mine on Entrée’s property.

i)

Hugo North Extension

On February 1, 2006, Entrée announced that a new mineral resource estimate prepared by Ivanhoe Mines Ltd. (“Ivanhoe”) under the supervision of AMEC Americas Limited (“AMEC”) had delineated an initial inferred resource for the northern extension of the Hugo North Deposit (the “Hugo North Extension”) on the Copper Flats area of Entrée’s Shivee Tolgoi property, in Mongolia’s South Gobi region.

This initial Copper Flats inferred resource is estimated to be 190 million tonnes at an average grade of 1.57% copper and 0.53 grams of gold per tonne (g/t) for a copper equivalent grade of 1.91%, at a 0.6% copper equivalent cut-off (see table below).  At a higher cut-off of 2% copper equivalent, the new estimate yields an inferred resource of 64 million tonnes at an average grade of 2.78% copper and 1.10 g/t gold for a copper equivalent grade of 3.48% -  the highest-grade resource defined to date at Ivanhoe’s Oyu Tolgoi property.

The resource estimate was the result of Ivanhoe’s aggressive work program that defined a 625 metre extension to the Hugo North Deposit on Entrée’s property and outlined some extremely rich copper-gold mineralization.

The Hugo North Extension continues to be expanded by ongoing exploration drilling. Step-out Hole EDG081B, located approximately 750 metres north of the 053 series of holes, has intersected 48 metres averaging 0.45% copper and 0.02 g/t gold, commencing at a downhole depth of 1,724 metres. The hole is believed to have located the top of the mineralized system, thereby extending the potential strike length of the Copper Flats mineralization to a total of approximately 1,300 metres. Hole EDG081, the original hole collared at this location, penetrated the hangingwall stratigraphy, but passed over the top of the target.

The inferred resource of 190 million tonnes grading 1.57% copper and 0.53 g/t gold (a copper equivalent grade of 1.91%) is estimated to contain approximately 6.6 billion pounds of copper and 3.2 million ounces of gold.  Alternatively, the inferred resource of 64 million tonnes grading 2.78% copper and 1.10 g/t gold (a copper equivalent grade of 3.48%) at a 2% copper equivalent cut-off is estimated to contain approximately 3.9 billion pounds of copper and 2.3 million ounces of gold.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources.

This section uses the term “inferred resources.” We advise U.S investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the Inferred Mineral Resource will ever be upgraded to a higher category.

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Six Months Ended June 30, 2006

(In United States Dollars unless stated otherwise)

Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

Table 1: Hugo North Extension Inferred Mineral Resource on the Ivanhoe/Entrée Shivee Tolgoi Joint Venture Property as of February 2006 at various Copper-Equivalent cut-off grades

Class	Copper Equiv. Cut-off	Tonnage	Copper	Gold	Copper Equiv.	Contained Metal
Hugo North Deposit on Shivee Tolgoi		(tonnes)	(%)	(g/t)	(%)	Copper (‘000 lbs)	Gold (ounces)	Copper Equiv. ('000 lbs)
Inferred	3.5	27,340,000	3.69	1.33	4.53	2,220,000	1,170,000	2,730,000
	3.0	37,630,000	3.40	1.23	4.18	2,820,000	1,480,000	3,470,000
	2.5	50,180,000	3.07	1.17	3.82	3,400,000	1,880,000	4,220,000
	2.0	64,060,000	2.78	1.10	3.48	3,920,000	2,270,000	4,910,000
	1.5	87,480,000	2.41	0.93	3.01	4,660,000	2,620,000	5,810,000
	1.25	110,420,000	2.16	0.80	2.67	5,260,000	2,830,000	6,500,000
	1.0	131,230,000	1.97	0.72	2.42	5,690,000	3,020,000	7,010,000
	0.9	140,340,000	1.89	0.68	2.33	5,850,000	3,080,000	7,200,000
	0.8	151,870,000	1.80	0.64	2.21	6,040,000	3,150,000	7,420,000
	0.7	169,470,000	1.69	0.59	2.06	6,310,000	3,200,000	7,710,000
	0.6	190,160,000	1.57	0.53	1.91	6,590,000	3,240,000	8,010,000

*  Copper equivalent grades have been calculated using assumed metal prices (US$0.80/lb. for copper and US$350/oz. for gold);  %Cu equivalent = %Cu + [Au(g/t)x(11.25/17.64)]

Ivanhoe has the right to earn an 80% interest in mineral rights on the project area below a depth of 560 metres. Accordingly, Entrée’s 20% interest is estimated to be 38 million tonnes, containing approximately 1.32 billion pounds of copper and approximately 650,000 ounces of gold. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Ivanhoe is continuing with infill drilling on Copper Flats to upgrade the newly delineated inferred resource to the indicated status. It must also be emphasized that the Project Property also covers the potential southern extension to the OT deposits, an area that is yet to be drill tested

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Six Months Ended June 30, 2006

(In United States Dollars unless stated otherwise)

II)

Lookout Hill

In 2005, Entrée completed a comprehensive exploration program on select areas of its 140,000 hectare Lookout Hill property. Work conducted included approximately 250 line kilometres of deep induced polarization (“IP”) and resistivity geophysical surveys, 12,439 metres of diamond drilling, detailed geological mapping and reconnaissance exploration. Aster satellite imagery was also acquired and analyzed during the year, and approximately 8,500 soil samples were collected.

Deep probing geophysics (IP, resistivity and magnetic surveys), geochemical surveys and geological mapping were completed south from the previously known southern limit of Zones I/II/III to the joint Entrée-Ivanhoe project property boundary (“West Grid”), covering a north-south distance of approximately 9.5 kilometres. Additionally, the Ring Dyke prospect was advanced to the drilling stage through geological, geochemical and geophysical surveys. Limited portions of Zones I/II, Zone III, Bayan Ovoo and Ring Dyke areas (see map on Entrée’s web site, www.entreegold.com, for zone locations) were tested with diamond drilling.

Drilling consisted of 25 holes, totaling 12,439 metres. Of these, nine holes were lost or only partially completed due to typical operational difficulties, including mechanical problems, complex drilling conditions, and a shortage of spare parts and materials.

The exploration crew was mobilized to the field camp in late April 2006, with active exploration beginning in early May.  An exploration program, including 5,500 metres of diamond drilling and 3,600 metres of reverse circulation drilling, is currently underway, testing geophysical, geochemical and geological targets identified during the 2005 exploration season.

III)

Manlai

Entree’s Manlai property is located approximately 125 kilometres to the north of Lookout Hill and adjoins the east end of Ivanhoe’s Kharmagtai porphyry copper-gold project.

The 2005 exploration program at Manlai commenced in July and continued through to early December.  Work consisted of geological mapping, hand trenching and rock sampling (691 samples), soil sampling (approximately 3,500 samples), approximately 420 line kilometres of magnetometer surveying and 153 line kilometres of time-domain gradient IP and resistivity, and approximately 30 line kilometres of deep-probing TITAN 24 surveys.  Drilling (four holes totaling 2,539 metres) was completed on identified targets in October and November.

Three target areas were drilled.  The targets were defined by coincident anomalous copper and molybdenum in soils, surface alteration and anomalous geophysical signatures.  Copper-bearing minerals such as chalcopyrite and malachite were noted, with some of the quartz veining and along fracture surfaces in the altered rock units.

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Six Months Ended June 30, 2006

(In United States Dollars unless stated otherwise)

The first target area was tested with one drill hole (EGU-05-001) to a vertical depth of 250 metres.  The target was a faulted contact between quartz monzonite and hornfelsed argillite, with surface exposures of sheeted quartz-tourmaline +/- chalcopyrite veins.  Three intercepts, hosting significant copper, were encountered.  These included 22 metres of 0.33% copper at a downhole depth of 90 - 112 metres; 12 metres of 0.33% copper at 118 - 130 metres; and 3 metres of 0.35% copper at 195 - 198 metres.

The second target was located 1 - 2 kilometres SSE of the first and is characterized by a strong, 1,500 metre by 300 metre, IP anomaly elongated along a northeast-southwest axis, coincident copper and molybdenum soil anomalies, and surface alteration and quartz veining.  Two drill holes (EGU-05-002 and EGU-05-004) tested the IP feature. Neither intersected significant copper mineralization, however, EGU-05-004 intersected evidence of boiling below 600 metres, suggesting a telescoped epithermal system within a porphyry system.  Several zones containing lead and zinc with elevated gold values occur between 500 and 750 metres. These included 21.12 metres (611.88 - 633 metres) of 0.31% lead and 0.5% zinc with 0.26 g/t gold, and 12 metres (687 - 699 metres) of 0.11% lead and 0.2% zinc (inside a wider 29.35 metre interval of 0.39 g/t gold).

The third target is approximately two kilometres southeast of the second target and is characterized by coincident geophysical and geochemical anomalies.  Hole EGU-05-003 was drilled in the northwest margin of this target, but no significant copper mineralization was encountered.

The exploration crew was mobilized to the field camp in late April 2006, with active exploration beginning in early May. Geophysical surveys have been completed and diamond drilling is currently underway, to aid in the selection of drill targets to be tested later in the season.

IV)

Khatsavch

No work is planned for the Khatsavch license in 2006.

V)

Oyut Tolgoi

A preliminary evaluation of the property’s mineral potential was undertaken in June. Results will be evaluated to determine the merits of proceeding with a more detailed exploration program.

VI)

Sol Dos Prospect

Geophysical (Induced Polarization) surveys and a diamond drilling program are planned for the second half of 2006.

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Six Months Ended June 30, 2006

(In United States Dollars unless stated otherwise)

B)

GENERAL AND ADMINISTRATIVE

For the three months ended June 30, 2006, general and administrative expense before stock-based and escrow share compensation was $652,074 compared to $343,448 in 2005 as set out above.  For the six months ended June 30, 2006, general and administrative expense before stock-based and escrow share compensation was $1,115,071 compared to $645,247 in 2005 as set out above.   For both periods, the increase was primarily due to additions to head office payroll and increases in regulatory and transfer agent fees, including listings fees for the Toronto Stock Exchange in the 3 months ended June 30, 2006.

C)

STOCK-BASED COMPENSATION

For the 3 month period ended June 30, 2006, stock-based compensation was $Nil compared to $2,337,510 in 2005.  No stock options granted in the 3 months ended June 30, 2006 whereas the Company granted 2,620,000 stock options during the 3 months ended June 30, 2005. In March, 2005, the Company became a Tier I Issuer on the TSX-V and as a result all stock options previously granted became fully vested.  Consequently, the fair value of all unvested options except those issued to investor relations consultants was recognized in the first quarter of 2005.  The balance of stock-based compensation expense for the three month periods end March 31, 2006 and 2005 represent the fair value of stock options granted in the period less the unvested portion of options granted to investor relations consultants.

D)

ESCROW SHARES COMPENSATION

The Company records compensation expense for performance shares held in escrow on a mark-to-market basis.  There were no escrow shares outstanding during the six months ended June 30, 2006.

E)

SHAREHOLDER COMMUNICATIONS AND INVESTOR RELATIONS

For the three months ended June 30, 2006, shareholder communications and investor relations expense before stock-based compensation was $154,102 compared to $97,279 in 2005. The increase was due to salaries and increase travel expense.  For the six months ended June 30, 2006, shareholder communications and investor relations expense before stock-based compensation was $906,171 compared to $145,888.  The increase was primarily due to a $641,300 investor relations campaign in Europe.

F)

INTEREST INCOME

The Company earns income on its cash and cash equivalents.  The increase in interest income for the six months ended June 30, 2006 compared with 2005 arises from the investment of approximately $20,000,000 generated by private placements, warrants exercise and options exercise.

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Six Months Ended June 30, 2006

(In United States Dollars unless stated otherwise)

G)

FOREIGN CURRENCY TRANSLATION ADJUSTMENT

The Company’s reporting currency is the Canadian dollar, whereas its reporting currency is the US dollar.  During the 3 months ended June 30, 2006, the Canadian dollar appreciated approximately 4% against the US dollar and resulted in an unrealized foreign currency adjustment of $992,489 for the 3 months ended June 30, 2006.  The foreign currency translation adjustment for the 3 months ended March 31, 2006 was $(11,608).

H)

OUTLOOK

On May 2, 2006, the Company announced the start of the 2006 exploration season.  The proposed budget for 2006 is US$4.6 million for exploration on Lookout Hill, Manlai and Oyut Tolgoi properties.

Our Lookout Hill exploration concessions comprise approximately 180,000 hectares and of this land area, 40,000 hectares is currently being explored by Ivanhoe under the terms of an Equity Participation and Earn-In Agreement.  Entrée holds 100% of the concession rights to the remaining 140,000 hectares of the Lookout Hill concessions and continues an exploration program on several targets identified by previous geological and geophysical work carried out on this property.  The Company intends to continue its exploration program on Lookout Hill for the next twelve months and longer.

Drilling commenced on our Manlai concession in the fourth quarter of 2005 with encouraging results. The Company intends to continue its exploration program on Manlai for the next twelve months as well.

Oyut Tolgoi Copper Property in Western Mongolia

In February, 2006, the Company acquired an option to purchase three non-contiguous exploration licenses in Western Mongolia, subsequently amended in April 2006. The option agreement was amended in April 2006. The three licenses Oyut Tolgoi, Asgat Uul and Onts Uul cover a strike distance of 75 kilometres. The terms of the option include an initial $50,000 payment to the Mongolian Property Owner. After a due diligence period of 6 months commencing in April 2006, the Company, should it wish to maintain its option, will be required to pay an additional $100,000 and issue 100,000 shares. The Company will then have one year from the end of the due diligence period to explore the property. A final payment of $250,000 and the issuance of an additional 250,000 shares on or before the anniversary date will earn the Company a 100% interest in the three properties. A finder’s fee of 5% plus 10,000 shares is payable.

Entrée continues to review and analyse new property acquisition opportunities, with a view to expanding its portfolio of exploration mineral properties.

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Six Months Ended June 30, 2006

(In United States Dollars unless stated otherwise)

4.

SELECTED QUARTERLY DATA

	Quarter ended Jun 30, 2006	Quarter ended Mar 31, 2006	Quarter ended Dec 31, 2005	Quarter ended Sept 31, 2005

Exploration	$1,209,454	$514,816	$2,560,422	$2,569,409
General and administrative	851,580	1,408,679	726,525	611,050
Loss from operations	(2,061,034)	(1,923,495)	(3,286,947)	(3,180,459)
Interest income	153,510	191,719	135,224	125,790
Net loss	$(1,907,524)	$(1,731,776)	$(3,151,723)	$(3,054,669)

Basic and diluted loss per share	$(0.03)	$(0.02)	$(0.05)	$(0.05)

	Quarter ended Jun 30, 2005	Quarter ended Mar 31, 2006	Quarter ended Dec 31, 2004	Quarter ended Sept 31, 2004

Exploration	$2,032,805	$1,171,014	$679,250	$674,620
General and administrative	2,278,886	2,055,601	2,447,152	295,398
Loss from operations	(4,311,691)	(3,226,615)	(3,126,402)	(970,018)
Interest income	23,339	29,592	27,516	15,073
Net loss	$(4,288,352)	$(3,197,023)	$(3,098,886)	$(954,945)

Basic and diluted loss per share	$(0.08)	$(0.06)	$(0.07)	$(0.02)

5.

LIQUIDITY

To date the Company has not generated revenue from its operations and is considered to be in the exploration stage.  Working capital on hand at June 30, 2006 was $20,143,007 and is more than sufficient to finance budgeted exploration, general and administrative expense and investor relations for 2006.  The company has approximately $15,000,000 surplus funds available for expanded exploration, acquisitions and/or operating requirements.  At present the Company is dependent on equity financing for additional funding if required.  Should one of the Company’s projects proceed to the mine development stage, it is expected that a combination of debt and equity financing would be available.

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Six Months Ended June 30, 2006

(In United States Dollars unless stated otherwise)

Operating activities

Cash used in operations for the six months ended June 30, 2006 was $3,778,155 (2005- $2,625,516) and represents expenditures on mineral property exploration and general and administrative expense as described above.

Financing activities

During the six months ended June 30, 2006, the Company issued 1,065,000 common shares for proceeds of $957,202 on the exercise of options.  During the six months ended June 30, 2005, the Company issued 14,376,530 common shares for net proceeds of $15,640,824 for private placements, the exercise of warrants and the exercise of options.

Investing activities

During the three months ended June 30, 2006, the Company expended $159,957 (2005 - $478,338) on equipment primarily for exploration activities.  The prior year’s expenditure included the construction of buildings at camp sites in Mongolia.

Outstanding share data

As at August 10, 2006, there were 70,708,093 common shares outstanding.  In addition there were 8,748,000 stock options outstanding with exercise prices ranging from C$0.46 to C$2.34 per share.  Share purchase warrants outstanding totalled 7,542,410 at prices ranging from C$2.75 to C$3.00 per share and expiring on dates varying from June 29, 2007 to July 7, 2007.

6.

CAPITAL RESOURCES

The Company had no commitments for capital assets at June 30, 2005.

At June 30, 2006, the Company had working capital of approximately $20,100,000 compared with $21,665,000 at December 31, 2005. In the first six months of, 2006, the Company raised approximately $957,000 from the exercise of stock options. Budgeted expenditures for the 12 months ending December 31, 2006 total approximately $5,093,000 for exploration and $1,707,000 for administration and shareholder communications. Working capital on hand is expected to exceed cash requirements for the ensuing twelve months by approximately $15,500,000.

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Six Months Ended June 30, 2006

(In United States Dollars unless stated otherwise)

$1,707,000 for administration and shareholder communications. Working capital on hand is expected to exceed cash requirements for the ensuing twelve months by approximately $15,500,000.

The Company is committed to make lease payments for the rental of office space totaling $369,549 over five years (see Note 10 to the unaudited interim consolidated financials statements for the six months ended June 30, 2006).

7.

OFF-BALANCE SHEET TRANSACTIONS

The Company has no off-balance sheet arrangements except for contractual obligation noted above.

8.

TRANSACTIONS WITH RELATED PARTIES

The Company entered into the following transactions with related parties during the six months ended June 30, 2006:

a)  Recognized an expense (recovery) of $Nil. (June 30, 2005 – $(1,453)) from certain performance escrow shares allocated to the president of the Company (Note 6) which have been recorded as escrow shares compensation expense (recovery) of $Nil (June 30, 2005 - $(1,453)).  In addition, compensation expense (recovery) of $Nil (June 30, 2005 – ($434,130)) was recognized during the current period from certain performance escrow shares allocated to directors, officers and employees of the Company (Note 6) which has been recorded as escrow shares compensation expense (recovery) of $Nil (June 30, 2005 - $(434,130)).

b)  Paid or accrued management fees of $21,762 (June 30, 2005 - $25,821) to directors and officers of the Company.

These transactions were in the normal course of operations and were measured at the exchange amount which represented the amount of consideration established and agreed to by the related parties.

9.

CRITICAL ACCOUNTING ESTIMATES AND CHANGES IN ACCOUNTING POLICIES

A detailed summary of all of the Company’s significant accounting policies and the estimates derived therefrom is included in Note 2 to the annual consolidated financial statements for the year ended December 31, 2005.  Accounting policies used in the current period did not differ from the policies used in the preparation of financial statements at December 31, 2005.

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Six Months Ended June 30, 2006

(In United States Dollars unless stated otherwise)

10.

RISKS AND UNCERTAINTIES

Material risks and uncertainties affecting Entrée Gold Inc. and their potential impact are substantially unchanged from those disclosed in its Annual Information Form for the year ended December 31, 2005.

11.

OTHER MD&A REQUIREMENTS

The Company’s certifying officers are responsible for evaluating the effectiveness of the issuer’s disclosure controls. The certifying officers have evaluated the Company’s disclosure controls and procedures and have concluded that they are reasonably assured that such controls and procedures are effective in achieving their objectives.

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Six Months Ended June 30, 2006

(In United States Dollars unless stated otherwise)

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTREÉ GOLD INC.

By:“Gregory Crowe”      .

Gregory Crowe

President and Chief Executive Officer

By:“Hamish Malkin”      .

Hamish Malkin

Chief Financial Officer

August 14, 2006